UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces extension of FPSO Cidade de Angra dos Reis production in the Tupi field

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Rio de Janeiro, January 22, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that, on behalf of the Tupi field consortium, the company has signed amendments to the Charter and Service Agreements for the FPSO Cidade de Angra dos Reis (located in the Tupi field) with Tupi Pilot MV 22 B.V. and Modec Serviços de Petróleo do Brasil Ltda., extending the charter period of the unit by an additional five years, until 2030.

In addition to extending the contractual term, the amendments aim to enable upgrades to the FPSO, which currently has a production potential exceeding 50,000 barrels per day (bpd). The planned improvements are intended to enhance production reliability and efficiency, maintain platform integrity, operational safety, and reduce greenhouse gas emissions. The consortium plans to decommission the unit in 2030.

In operation in the Tupi field since October 2010, the FPSO Cidade de Angra dos Reis was the first high-capacity FPSO to operate in the pre-salt layer of the Santos Basin, cementing its importance in the history of offshore exploration in Brazil.

The execution of these amendments aligns with the company’s 2025-2029 Business Plan and reinforces Petrobras and its partners' commitment to the continuity and expansion of their operations in the Tupi field.

The Tupi consortium comprises Petrobras (67.216%), Shell (23.024%), Petrogal (9.209%), and PPSA (0.551%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer